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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8- 49681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/03__ AND ENDING__12/31/03__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEK Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1639 Shippan Avenue
                                   (No. and Street)

Stamford,   CT   06902
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Miral Kim-E   (203) 357-0417
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Kahan, Steiger & Company, P.C.
                (Name – if individual, state last, first, middle name)

1100 Summer Street - 3rd Flr.   Stamford   CT 06905
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Miral Kim-E_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___MEK Securities LLC_____ , as

of ___December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
                                        Signature

_____
                                        Title

_____
            Notary Public

SUE ANN MOLLOY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEK SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2003



Kahan
Steiger&Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Member of MEK Securities LLC
Stamford, CT 06902

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of MEK Securities LLC as of December 31, 2003 and the related statements of income, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEK Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information on Schedules #1 and #2 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but Schedule #1 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahan, Steiger & Company, P.C.
Stamford, CT

February 10, 2004

MEK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS
Cash	$	2,379
Notes Receivable		10,857
Investment		3,300

TOTAL CURRENT ASSETS		16,536

FIXED ASSETS
Equipment		25,710
Accumulated Depreciation	(	24,175)
		1,535

OTHER ASSETS
Patent		50,621

TOTAL ASSETS	$	68,692

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES
Accounts Payable & Accrued Expenses	$	265,281
Accrued Compensation		200,000
Affiliate Loan Payable		14,000
Member Loan Payable		9,000

TOTAL CURRENT LIABILITIES		488,281

MEMBER'S DEFICIT	(	419,589)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	68,692

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S DEFICIT
DECEMBER 31, 2003

SALES	$ -
DIRECT EXPENSES - SELLING	8,855
LOSS AFTER DIRECT EXPENSES	(8,855)
OPERATING EXPENSES	1,040,530
OPERATING (LOSS)	(1,049,385)
OTHER INCOME – INTEREST INCOME	11,266
NET (LOSS)	($1,038,119)
BEGINNING MEMBER'S CAPITAL	618,530
ENDING MEMBER'S DEFICIT	($ 419,589)

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss   ($1,038,119)

Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:

Depreciation	1,654
(Increase)Decrease in Prepaid Expenses	21,842
(Increase)Decrease in Other Receivables	406,143
(Increase)Decrease in Other Assets	(8,200)
Increase(Decrease) in Accounts Payable & Accrued Expenses	237,282
Increase(Decrease) in Accrued Compensation	200,000

NET CASH USED IN OPERATING ACTIVITIES   (179,398)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
    Proceeds from Affiliate Loan   14,000
    Proceeds from Member Loan   9,000

NET CASH PROVIDED BY FINANCING ACTIVITIES   23,000

NET DECREASE IN CASH AND CASH EQUIVALENTS   (156,398)

CASH AND CASE EQUIVALENTS, BEGINNING   158,777

CASH AND CASH EQUIVALENTS, ENDING $ 2,379

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
        Income Taxes $ 0
        Interest Expense   0

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note #1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
MEK Securities LLC is a limited liability company that was organized and formed October 1, 1996 under the laws of the state of Connecticut.

Nature of Business
The Company is developing software to sell bonds and stock over the internet and to supply trading information on those sales. On March 16, 2000, all the members exchanged their interest in MEK Securities LLC for capital stock in Netbonds, Inc., a Delaware corporation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all checking accounts, savings accounts and investment in mutual funds to be cash and cash equivalents.

Investments
The Company owns 3,300 shares of The Nasdaq Stock Market, Inc. The investment is reflected in these financial statements at cost.

Fixed Assets
Fixed Assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expenses as incurred. Depreciation is computed using accelerated rates as follows:

	Estimated Useful Life
Computer & Equipment	5 years

Concentration of Credit Risk
Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by the Statement of Financial Accounting Standards No. 105, consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times during the year, its balance in any one bank may exceed the Federal Deposit Insurance Corporation insurance limit. The Company does not believe that significant credit risk exists at December 31, 2003.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note #2   SOFTWARE DEVELOPMENT COSTS

Under the provision of FAS-86 (Accounting for the costs of computer software to be sold, leased or otherwise marketed), until technological feasibility is established, all costs incurred through the purchase or internal development and production of the computer software product are accounted for as research and development costs, and are expensed as incurred.

Technological feasibility is established upon the completion of all of the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features and technical performance requirements.

After the point of technological feasibility, all costs incurred in developing the computer software product are capitalized. Capitalized costs include external direct costs of services consumed in developing the software and payroll and payroll-related costs for employees who devote time to the software project.

Upon future release of the Company's product to customers, development costs will be amortized.

As of December 31, 2003, the Company has not yet reached technological feasibility.

Note #3   RELATED PARTY TRANSACTIONS

The Company's office is located in the home of its manager. To date, no expenses have been paid by the Company for use of the office space.

During 2003, related party notes receivable were paid before maturity as a form of compensation. Accrued interest receivable at December 31, 2003 is $10,857 and is payable when funds become available.

The Company has two non-interest bearing notes totaling $23,000. One to an affiliate for $14,000 and the other for its member for $9,000. The loans will be paid when funds become available.

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note #4   INCOME TAXES

MEK Securities LLC is taxed as a partnership under the applicable federal laws; therefore, no provision has been made for any income taxes in these financial statements. Income from the Company will be reported on the member's corporate income tax return.

Note #5   COMPREHENSIVE INCOME

The Company does not have any accumulated other comprehensive income items, and, therefore, is not required to report comprehensive income.

Note #6   PATENT

The Company filed a patent application on May 19, 1999 for its network-based securities trading system on behalf of its member/shareholder and inventor. The patent is pending approval as of the financial statement date. Costs incurred to date have been capitalized, but will not be amortized until the system is fully developed and operational.

Note #7   GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $1,038,119 for the year ended December 31, 2003. As of December 31, 2003, the Company has a deficit of $419,589. The ability of the Company to continue as a going concern has been addressed, but it remains dependent upon additional capital infusion, successful completion of its software product and completed servicing agreements with several online bond trading services.

The Company has been granted its application to expand its business by NASD Regulation, Incorporated. In 2003, it changed its status from a self-clearing firm to one that uses a clearing broker-dealer agent, thus reducing its minimum net capital requirement from $250,000 to $50,000. Net capital has decreased below the required level of $50,000 and the NASD and SEC have been notified by the Company. The Company is seeking additional capital investments.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note #8   **CONTINGENCIES**

The Company is involved in a litigation involving an employment contract. The plaintiff is alleging that he remains unpaid for employment services provided between December 1999 and January 2001. The Company's maximum possible liability would be $825,000. A motion to dismiss the complaint is pending before the court. Management feels the case is without merit.

MEK SECURITIES LLC
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2003

NET DEFICIT   ($419,589)

TOTAL DEFICIT   (419,589)

NON-ALLOWABLE ASSETS   (66,491)

TENTATIVE DEFICIT   (486,080)

  Haircuts on Allowable Assets   (____-__)

NET DEFICIT   ($486,080)

RECONCILIATION OF NET CAPITAL

NET DEFICIT PER CLIENT   ($473,159)
ADJUSTMENT TO CAPITAL PER AUDIT   (_ 12,921)

NET DEFICIT PER AUDIT   ($486,080)

Schedule # 1
See Accountants' Report

MEK SECURITIES LLC
STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Professional Fees	$	33,704
Subscriptions		2,677
Computer Expenses		1,732
Telephone		1,272
Memberships and Conferences		275
Regulatory Fees		13,659
Postage		274
Funding		235
Office Expense		183
Travel		1,909
Meals and Entertainment		1,316
Depreciation		1,654
Miscellaneous Tax		250
Research and Development		111,735
Trade Reports		252,655
Consulting		617,000
TOTAL		$1,040,530